Exhibit 99.2

Adobe to Acquire TubeMogul

Company

Overview

Adobe is one of the largest software companies in the world, and is the global leader in digital media and digital marketing solutions; its diverse product line enables its customers to create groundbreaking digital content, deploy it across media and devices, measure and optimize it over time, and achieve greater business success; Adobe customers can make, manage, measure, and monetize their content across every channel and screen.

TubeMogul is a leader in software for brand advertising. By reducing complexity, improving transparency and leveraging real-time data, its platform enables advertisers to gain greater control of their global advertising spend and achieve their brand advertising objectives.

Ticker Symbol	NASDAQ: ADBE	NASDAQ: TUBE

Website	Adobe.com	Tubemogul.com

Headquarters	San Jose, CA	Emeryville, CA

President & CEO	Shantanu Narayen	Brett Wilson

Employees	15,000+ worldwide	650+ worldwide

Revenue	Reported revenue of $4.8 billion in FY2015	Reported revenue of $180.7 million in FY2015

History	Founded in 1982, went public in 1986	Founded in 2007, went public in 2014

Founders	Chuck Geschke, John Warnock	Brett Wilson, John Hughes

Digital Marketing Presence

Adobe offers a comprehensive set of integrated marketing solutions, delivered through one of the world’s largest cloud-based delivery capabilities. More than 5,000 of the world’s top brands rely on Adobe digital marketing solutions, including 9 of the top 10 online retailers and commercial banks, and 8 of the top 10 media companies and automakers. Adobe’s customers use Adobe Marketing Cloud to deliver more than a billion marketing campaign assets a year and measure over 71 trillion analytics transactions a year.

TubeMogul solutions are used by more than 700 customers worldwide.

TubeMogul is considered a leader in video advertising according to Forrester Research in its Q4 2015 Forrester Wave™ Video Advertising Demand Side Platform report

Past Digital Marketing Acquisitions	Omniture (2009), Day Software (2010), Demdex (2011), Auditude (2011), Efficient Frontier (2012), Neolane (2013), Livefyre (2016)	Illumenix (2008)

NOTE: The announced transaction, which is expected to close during the first quarter of Adobe’s 2017 fiscal year, is subject to customary closing conditions, and there is no certainty that the transaction will close on the anticipated timeline or at all. For a discussion of other risks and uncertainties, please refer to Adobe’s http://adobe.ly/2eFi2FO, as well as Adobe’s SEC filings.

Securities Law Disclosures

In connection with the proposed acquisition, Adobe will commence a tender offer for the outstanding shares of TubeMogul. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of TubeMogul, nor is it a substitute for the tender offer materials that Adobe and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Adobe and its acquisition subsidiary will file tender offer materials on Schedule TO, and TubeMogul will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of TubeMogul are urged to read these documents when they become available because they will contain important information that holders of TubeMogul securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of TubeMogul at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.